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                              October 4, 2023

       Dr. Neil Maresky
       Chief Executive Officer
       Psyence Biomedical LTD
       121 Richmond Street West
       Penthouse Suite 1300
       Toronto, Ontario M5H 2K1

                                                        Re: Psyence Biomedical
LTD
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed September 20,
2023
                                                            File No. 333-273553

       Dear Dr. Neil Maresky:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 4, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-4

       Questions and Answers about the Business Combination, page 6

   1. We note your response to prior comment 7. Please add a Q&A discussing the advisory fee to be paid to CCM. In
your revisions, please disclose, if true, that the payment of this fee would be inconsistent
with the representations made by NCAC in its final IPO prospectus.
                                                        To the extent
applicable, please also disclose why NCAC is paying this fee to CCM, given the disclosure in the
final IPO prospectus. Please also revise your Risk Factors section to include a risk factor
discussing the potential consequences of the payment of this fee, including potential
litigation.
       Who is Psyence?, page 8

   2. Please revise your response to this question to disclose the "fields of use" covered by
 Dr. Neil Maresky
Psyence Biomedical LTD
October 4, 2023
Page 2
         Psyence's December 2022 license agreement with Filament. Please also revise to disclose the aggregate amount of potential milestone payments to be made to Filament, the amount of the annual exclusivity fee and the royalty rate in the Commercial IP Agreement, or a range no greater than 10 percentage points. Finally, please clarify, if true, that Psyence has not completed a preclinical study or clinical trial and (ii) revise the Q&A to remove citations to clinical data and trials of PEX010 from trials that are not conducted or sponsored by Psyence.
What happens if a substantial number of NCAC Public Shareholders vote in favor of the
Business Combination..., page 10

3. Please revise the response to this question to reflect your disclosure on page 172 that
         Psyence projects that it will require an estimated $13.4 million for the first 12 months following the closing of the Business Combination.
4. We note your disclosure elsewhere in the proxy statement/prospectus that the Business
         Combination would no longer be probable if the PIPE investment is not obtained and the
         Minimum Cash Condition is not met. Please revise this Q&A or elsewhere in the Q&A, as appropriate, to discuss Pubco's liquidity position if the PIPE investment is not obtained, but the parties elect to waive the Minimum Cash Condition and consummate the Business
         Combination.
What interests do NCAC's Sponsor, current officers and directors have in the Business
Combination?, page 15

5. You disclosed $1,000,000 advisory fee to CCM here and to Maxim Group LLC at page
         103, respectively. Tell us how you have considered and revise to disclose more clearly how you reflected these obligations in your pro forma presentation. Summary of the Proxy Statement/Prospectus
Other Agreements Related to the Business Combination Agreement, page 27

6. Please revise to disclose how many shares of Pubco are anticipated to be covered by the
         Registration Rights Agreement and the Lock-Up Agreements. Recommendation of the NCAC Board and Reasons for Approval of the Business Combination, page 116

7. We note your response to comment 23, including your "expectation that [Psyence] will be able to proceed directly to a pivotal Phase III FDA trial should the outcome of the Phase
       IIb trial in Australia be positive, subject to FDA review and the opening of an
FirstName LastNameDr. Neil Maresky
       IND." Please reconcile this expectation with the statement on page 48 that there is
Comapany    NamePsyence
       no guarantee          Biomedical
                      that the FDA will LTD
                                         accept data from trials conducted
outside of the United
OctoberStates.
         4, 2023 Page 2
FirstName LastName
 Dr. Neil Maresky
FirstName   LastNameDr.
Psyence Biomedical  LTDNeil Maresky
Comapany
October     NamePsyence Biomedical LTD
         4, 2023
October
Page 3 4, 2023 Page 3
FirstName LastName
Information about Psyence
Psyence Therapeutics Business, page 163

8. We note your response to prior comment 29 and re-issue. Please revise your disclosure to clarify, if true, that Psyence has not completed a preclinical study or clinical trial of a product candidate.
Licensing and commercialization of PEX010, page 164

9. We note your response to our prior comment 32 and the revisions made in the filing.
         However please further revise to address the following regarding the terms of the agreement:
             Disclose the rights and obligations of both parties under the agreement.
             Disclose the amount for the clinical and commercial milestones, the royalty rate or a range that does not exceed a 10 point range.
             Disclose the expiration date and describe the termination provisions.
             Disclose the amount of payments incurred, if any, and their related accounting.
             In that regard, you disclosed under research and development at page 190 that you incurred $170,072 for the formulation and licensing of PEX010 for the year ended
             March 31, 2023. Clearly identify how this amount corelates to your revised disclosures here.
Psyence Biomed Corp. Financial Statements
Note 2. Basis of Presentation
Carve-out Consolidated Statements of Financial Position, page F-72

10. Please address the following regarding your response to prior comment 43 in which you state that "Management prepared the carve-out financials not because it was impracticable, but rather to reflect that only certain business assets were acquired by
         NCAC."
             As previously requested, if true, please revise to specifically confirm that you determined that it was "impracticable" to prepare the full financial statements of the clinical trial business as required by Item 3-05 of Regulation S-X, and disclose an explanation of such impracticability in the filing.
             In Note 1, you define Psyence Biomed Corp. (the    Company    or
 PBC    ) as a life
              science biotechnology company owned by Psyence Group Inc. (
Psyence Group    ).
              Revise to clearly identify what assets or liabilities of Psyence Biomed Corp. are not being acquired by NCAC. Further, clearly identify any other assets or liabilities of
              Psyence Group Inc. that are outside of Psyence Biomed Corp. that are being acquired by NCAC.
             If you have concluded that it is not impracticable to provide complete consolidated financial statements as required by Item 3-05, then revise to provide complete consolidated financial statements for Psyence Biomed Corp. in lieu of the carve-out financial statements in your filing.
 Dr. Neil Maresky
Psyence Biomedical LTD
October 4, 2023
Page 4

       Please contact Li Xiao at 202-551-4391 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact
Jimmy McNamara at 202-551-7349 or Alan Campbell at 202-551-4224 with any other questions.



                                                        Sincerely,
FirstName LastNameDr. Neil Maresky
                                                        Division of Corporation
Finance
Comapany NamePsyence Biomedical LTD
                                                        Office of Life Sciences
October 4, 2023 Page 4
cc:       Ari Edelman
FirstName LastName